PE 12/19/2014

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 25 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE





15005592

February 25, 2015

Nicole E. Clark
Occidental Petroleum Corporation
nicole_clark@oxy.com

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 2-25-15

Re: Occidental Petroleum Corporation
Incoming letter dated December 19, 2014

Dear Ms. Clark:

This is in response to your letters dated December 19, 2014, February 24, 2015 and February 25, 2015 concerning the shareholder proposal submitted to Occidental by John Chevedden. We also have received letters from the proponent dated January 11, 2015, February 24, 2015 and February 25, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 19, 2014

The proposal requests that the compensation committee adopt an incentive pay recoupment policy in the manner set forth in the proposal.

We are unable to concur in your view that Occidental may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Occidental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Occidental may exclude the proposal under rule 14a-8(i)(9).

We are unable to concur in your view that Occidental may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Occidental's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Occidental has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Occidental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Occidental Petroleum Corporation (OXY)
Recovery of Unearned Management Bonuses
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal.

The company February 25, 2015 letter did not address the absence of any company text to cover this part of the resolved statement:
(b) **disclosure to shareholders** the circumstances of any recoupment, and **of any Committee decision not to pursue recoupment** in instances that meet criteria (i) and (ii). **The Policy should mandate that the above recoupment provisions be included in all future incentive plans [not merely the 2015 LTIP]** and award agreements and that the policy be posted on the company website. [emphasis added]

The company February 25, 2015 letter also did not address this issue in the proponent January 11, 2015 letter:

The shareholder proposal states (emphasis added):
The Policy should mandate that the above recoupment provisions be included in **all future incentive plans and award agreements** and that the policy be posted on the company website.

The company did not advise whether its "2015 Long Term Incentive Plan" (if approved) will become an existing company plan on the day of its 2015 annual meeting.

Also the company "2015 Long Term Incentive Plan" states:
Clawback. **Awards granted under this Plan [but no mention of awards under a potential 2016 LTIP or a potential 2020 LTIP]** are made subject to compliance with the Company's Code of Business Conduct ("CBC"), which entitles the Company to take appropriate disciplinary action in the event of breach or violation of the CBC, including without limitation reduction, cancellation, forfeiture or recoupment of Awards as determined by the Committee. In addition, Awards granted under this Plan shall be subject to any written clawback policy that the Company, with the approval of the Board, may adopt to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and the New York Stock Exchange and that the Company determines

should apply to this Plan. A Participant's acceptance of any Award issued under this Plan will constitute such Participant's agreement to subject the Award to such potential clawback, reduction, cancellation, forfeiture or recoupment in accordance with this Section 9(m).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Nicole E. Clark <Nicole_Clark@oxy.com>

[OXY: Rule 14a-8 Proposal, October 20, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported there was $20 million in 2013 total realized pay for Stephen Chazen. GMI said unvested equity awards would not lapse upon CEO termination and CEO perks were excessive relative to peers.

Our chairman Edward Djerejian had 18-years long-tenure which detracts from director independence in a position that demands a higher level of independence. GMI said there was not one independent director who had general expertise in risk management, based on GMI's standards.

GMI said Occidental's environmental impact disclosure practices were significantly worse than its peers. Occidental had not identified specific environmental impact reduction targets. Occidental had not implemented OHSAS 18001 as its occupational health and safety management system.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4



Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110, Houston, Texas 77046
Telephone 713.215.7550 Fax 713.985.8736

Nicole E. Clark
Associate General Counsel

February 25, 2015

<u>**VIA EMAIL**</u>
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ***Occidental Petroleum Corporation***
Exclusion of Stockholder Proposal Submitted by John Chevedden, dated October 20, 2014

Ladies and Gentlemen:

Occidental Petroleum Corporation (the "***Company***") received a stockholder proposal and statement in support thereof (the "***Proposal***") submitted by John Chevedden (the "***Proponent***") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2015 annual meeting of stockholders (the "***Proxy Materials***"). On December 19, 2014, the Company submitted a letter (the "***Initial Letter***") seeking relief to exclude the Proponent's Proposal from the Proxy Materials. By letter to the Securities and Exchange Commission (the "***Commission***") dated January 11, 2015 (the "***First Response***"), the Proponent raised two matters with respect to the substance of the Initial Letter. On February 24, 2015, the Company submitted a supplemental letter (the "***Supplemental Letter***") to the Commission confirming that the Company would include a management proposal the Company believes is in direct conflict with the Proposal in its Proxy Materials in support of the Company's position that relief is proper under Rule 14a-8(i)(9). In addition, the Company reaffirmed in the Supplemental Letter its belief that its other bases for relief identified in the Initial Letter are independently sufficient grounds to warrant exclusion of the Proposal from the Proxy Materials. On February 24, 2015, the Proponent submitted a second response (the "***Second Response***") restating the matters from the First Response and raising a third matter.

The Company continues to believe that it may properly exclude the Proposal for the reasons set forth in the Initial Letter, and respectfully submits this letter to address the Proponent's First Response and Second Response. In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***"), the Company is emailing this letter to the Staff at <u>shareholderproposals@sec.gov</u> and is sending a copy of this letter via email and registered mail to the Proponent.

DISCUSSION

The Proponent's First Response quoted an excerpt from the Proposal and an excerpt from the Company's Initial Letter, followed by two statements, with no further explanation or analysis provided by the Proponent. In relevant part, the First Response states that the Company, in its Initial Letter, did not advise: (1) "whether the '2015 Long-Term Incentive Plan' (if approved) will become an existing company plan after the 2015 annual meeting" and (2) "whether the shareholder proposal (if approved) could only become a future company policy after the 2015 annual meeting."

While the Company believes these matters were sufficiently addressed in the Initial Letter and Supplemental Letter, the Company would like to clarify that the Board of Directors (the "***Board***") did adopt the 2015 Long-Term Incentive Plan (the "***2015 LTIP***") subsequent to the submission of the Initial Letter and, if the 2015 LTIP is approved by the Company's stockholders at the Company's 2015 annual meeting, the 2015 LTIP will become immediately effective. From such effective date and throughout the duration of the effectiveness of the 2015 LTIP, the 2015 LTIP will be the only incentive plan utilized by the Company and the Board to issue equity based incentive awards, and all cash and equity based incentive awards granted under the 2015 LTIP will be subject to the clawback policy provisions of the 2015 LTIP. As described in greater detail in the Initial Letter, incentive compensation awards granted by the Company under its 2005 Long-Term Incentive Plan (the "***2005 LTIP***") have, since 2008, included provisions subjecting such awards to, among other things, forfeiture or reduction by the Company if the award holder breaches the terms and conditions of the Company's Code of Business Conduct, violates certain confidentiality and non-disparagement covenants, or is terminated for cause.

The Proponent's Second Response alleges that the Company's Supplemental Letter does not address "the absence of any company text to cover this part of the resolved statement: (b) **disclosure to shareholders** the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in [certain] instances . . . and . . . the policy [shall be] **posted on the company website**" (emphasis in original). As stated in the Initial Letter, the Company, like all public companies, is already subject to extensive requirements regarding disclosure of compensation arrangements. For example, Item 402(b)(2)(viii) already requires that the compensation discussion and analysis section of the Company's annual proxy statement disclose "policies *and decisions* (emphasis added) regarding the adjustment or recovery of awards or payments if the relevant registrant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment." The Company posts its proxy statement as well as other SEC filings on its website. The Company directs the Proponent to the first full paragraph on page 8 of the Initial Letter and the last paragraph on page 11 of the Initial Letter for a full discussion of the Company's public disclosure obligations and undertakings.

CONCLUSION

For the reasons discussed above and in the Initial Letter, the Company maintains its belief that it may omit the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(9), Rule 14a-8(i)(10) and Rule 14a-8(i)(3). The Company therefore respectfully requests that the Staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal, or should the Staff desire any additional information in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. Please do not hesitate to contact the undersigned at (713) 215-7550. Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (Oct. 18, 2011), the Company requests respectfully that, in the interest of time, the Staff send a copy of its response via email to the undersigned at Nicole_Clark@oxy.com and to the Proponent at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Nicole E. Clark

NEC:nv
Enclosures
cc: Marcia E. Backus
John R. Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 24, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Occidental Petroleum Corporation (OXY)
Recovery of Unearned Management Bonuses
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal.

The company February 24, 2015 letter did not address the absence of any company text to cover this part of the resolved statement:
(b) **disclosure to shareholders** the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be **posted on the company website**. [emphasis added]

The company February 24, 2015 letter also did not address this issue in the proponent January 11, 2015 letter:

The shareholder proposal states (emphasis added):
The Policy should mandate that the above recoupment provisions be included in **all future incentive plans and award agreements** and that the policy be posted on the company website.

The company "2015 Long Term Incentive Plan" states:
Clawback. **Awards granted under this Plan** are made subject to compliance with the Company's Code of Business Conduct ("CBC"), which entitles the Company to take appropriate disciplinary action in the event of breach or violation of the CBC, including without limitation reduction, cancellation, forfeiture or recoupment of Awards as determined by the Committee. In addition, Awards granted under this Plan shall be subject to any written clawback policy that the Company, with the approval of the Board, may adopt to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and the New York Stock Exchange and that the Company determines should apply to this Plan. A Participant's acceptance of any Award issued under this Plan will constitute such Participant's agreement to subject the Award to such potential clawback, reduction, cancellation, forfeiture or recoupment in accordance with this Section 9(m).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Nicole E. Clark <Nicole_Clark@oxy.com>

[OXY: Rule 14a-8 Proposal, October 20, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported there was $20 million in 2013 total realized pay for Stephen Chazen. GMI said unvested equity awards would not lapse upon CEO termination and CEO perks were excessive relative to peers.

Our chairman Edward Djerejian had 18-years long-tenure which detracts from director independence in a position that demands a higher level of independence. GMI said there was not one independent director who had general expertise in risk management, based on GMI's standards.

GMI said Occidental's environmental impact disclosure practices were significantly worse than its peers. Occidental had not identified specific environmental impact reduction targets. Occidental had not implemented OHSAS 18001 as its occupational health and safety management system.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4



Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110, Houston, Texas 77046
Telephone 713.215.7550 Fax 713.985.8736

Nicole E. Clark
Associate General Counsel

February 24, 2015

VIA EMAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Occidental Petroleum Corporation – Supplemental Letter to Exclusion of Stockholder Proposal Submitted by John Chevedden, dated October 20, 2014

Ladies and Gentlemen:

On December 19, 2014, Occidental Petroleum Corporation (the "***Company***") submitted a letter (the "***Initial Letter***") requesting confirmation that the staff of the Division of Corporation Finance (the "***Staff***") will not recommend enforcement action if the Company omitted a stockholder proposal and statement in support thereof (the "***Proposal***") submitted by John Chevedden (the "***Proponent***") for inclusion in the Company's proxy statement in connection with its 2015 annual meeting of stockholders (the "***Proxy Materials***"). In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***"), the Company is emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov and simultaneously sending a copy of this letter and its attachments to the Proponent by email.

In the Initial Letter, the Company committed to confirm to the Staff in a supplemental letter that a management proposal seeking stockholder approval of the 2015 Long Term Incentive Plan (the "***Management Proposal***"), which contains provisions that directly conflict with the Proposal, will be included in the Proxy Materials. The Company hereby confirms that the Management Proposal will be included in the Proxy Materials and that the 2015 Long Term Incentive Plan submitted for approval pursuant to the Management Proposal will include substantially the same clawback provision described in the Initial Letter and attached hereto as Exhibit A, which provision the Company continues to believe is in direct conflict with the Proposal.

Pursuant to the Securities and Exchange Commission's public announcement on January 16, 2015, the Company understands that the Staff will express no views on the application of Rule 14a-8(i)(9) during this proxy season. The Company continues to believe that the other bases for relief identified in its Initial Letter, (i) Rule 14a-8(i)(10), because the Proposal has already been substantially implemented by the Company and (ii) Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite so as to be inherently misleading, are independently sufficient grounds to warrant exclusion of the Proposal.

Should the Staff desire any additional information in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. Please do not hesitate to contact the undersigned at (713) 215-7550. Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (Oct. 18, 2011), the Company requests respectfully that, in the interest of time, the Staff send a copy of its response via email to the undersigned at Nicole_Clark@oxy.com and to the Proponent at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Nicole E. Clark

NEC:nv
Enclosures
cc: Marcia E. Backus
John R. Chevedden

EXHIBIT A

*<u>Clawback</u>. Awards granted under the Plan are made subject to compliance with the Company's Code of Business Conduct or policies referenced therein ("**CBC**"). In the event of breach or violation of the CBC, disciplinary action under this Section 9(m) may include, without limitation, reduction, cancelation, forfeiture or recoupment of Awards as determined by the Committee. In addition, Awards granted under the Plan shall be subject to any written clawback policy that the Company, with the approval of the Board, may adopt to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and the New York Stock Exchange and that the Company determines should apply to the Plan. A Participant's acceptance of any Award issued under the Plan will constitute such Participant's agreement to subject the Award to such potential clawback, reduction, cancelation, forfeiture or recoupment in accordance with this Section 9(m).*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Occidental Petroleum Corporation (OXY)
Recovery of Unearned Management Bonuses
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal.

The shareholder proposal states (emphasis added):
The Policy should mandate that the above recoupment provisions be included in **all future incentive plans and award agreements** and that the policy be posted on the company website.

The company "2015 Long Term Incentive Plan" states:
Clawback. **Awards granted under this Plan** are made subject to compliance with the Company's Code of Business Conduct ("CBC"), which entitles the Company to take appropriate disciplinary action in the event of breach or violation of the CBC, including without limitation reduction, cancellation, forfeiture or recoupment of Awards as determined by the Committee. In addition, Awards granted under this Plan shall be subject to any written clawback policy that the Company, with the approval of the Board, may adopt to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and the New York Stock Exchange and that the Company determines should apply to this Plan. A Participant's acceptance of any Award issued under this Plan will constitute such Participant's agreement to subject the Award to such potential clawback, reduction, cancellation, forfeiture or recoupment in accordance with this Section 9(m).

The company did not advise whether the "2015 Long Term Incentive Plan" (if approved) will become an existing company plan after the 2015 annual meeting.

The company did not advise whether the shareholder proposal (if approved) could only become a future company policy after the 2015 annual meeting.

Sincerely,



John Chevedden

cc: Nicole E. Clark <Nicole_Clark@oxy.com>

[OXY: Rule 14a-8 Proposal, October 20, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported there was $20 million in 2013 total realized pay for Stephen Chazen. GMI said unvested equity awards would not lapse upon CEO termination and CEO perks were excessive relative to peers.

Our chairman Edward Djerejian had 18-years long-tenure which detracts from director independence in a position that demands a higher level of independence. GMI said there was not one independent director who had general expertise in risk management, based on GMI's standards.

GMI said Occidental's environmental impact disclosure practices were significantly worse than its peers. Occidental had not identified specific environmental impact reduction targets. Occidental had not implemented OHSAS 18001 as its occupational health and safety management system.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4


Occidental Petroleum Corporation

Nicole E. Clark
Associate General Counsel

5 Greenway Plaza, Suite 110, Houston, Texas 77046
Telephone 713.215.7550 Fax 713.985.8736

December 19, 2014

VIA EMAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Occidental Petroleum Corporation
Exclusion of Stockholder Proposal Submitted by John Chevedden, dated October 20, 2014

Ladies and Gentlemen:

Occidental Petroleum Corporation (the "***Company***") received a stockholder proposal and statement in support thereof (the "***Proposal***") submitted by John Chevedden (the "***Proponent***") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2015 annual meeting of stockholders (the "***Proxy Materials***"). Copies of the Proposal and all related correspondence are attached to this letter as Exhibit A. The Company believes it may properly omit the Proposal from the Proxy Materials and respectfully requests confirmation that the staff of the Division of Corporation Finance (the "***Staff***") will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "***Commission***") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***"), the Company is emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. Because we are submitting this request electronically pursuant to SLB 14D, we are not enclosing six copies of this correspondence as is ordinarily required under Rule 14a-8(j)(2) of the Securities Exchange Act of 1934, as amended (the "***Act***"). In accordance with Rule 14a-8(j) of the Act, the Company is simultaneously sending a copy of this letter and its attachments to the Proponent by email as notice of the Company's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 18, 2015.

Rule 14a-8(k) and Section E of SLB 14D provide that stockholder proponents must send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, the Company hereby informs the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned via email at Nicole_Clark@oxy.com.

THE PROPOSAL

The Proposal states, in relevant part:

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) [disclose] to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

BASES FOR EXCLUDING THE PROPOSAL

As discussed more fully below, the Company believes that it may omit the Proposal from its Proxy Materials in reliance on:

- Rule 14a-8(i)(9), because the Proposal directly conflicts with the Company's own proposal seeking stockholder approval of its 2015 Long Term Incentive Plan;

- Rule 14a-8(i)(10), because the Proposal has already been substantially implemented by the Company; and

- Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

I. The Company may exclude the Proposal pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's own proposal seeking stockholder approval of its 2015 Long Term Incentive Plan

Rule 14a-8(i)(9) permits a company to exclude a stockholder proposal from its proxy materials if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" in order for this exclusion to be available. Exchange Act Release No. 34-40018, n. 27 (May 21, 1998).

The Company is proposing the adoption of the 2015 Long Term Incentive Plan (the "***Plan***"), which will permit the Company to grant a variety of cash and equity-based incentive awards to eligible individuals, including the Company's executive officers, at its 2015 annual meeting of stockholders. It is anticipated that the Plan will include the following language with respect to the Company's ability to recoup incentive awards granted pursuant to the Plan:

Clawback. Awards granted under this Plan are made subject to compliance with the Company's Code of Business Conduct ("CBC"), which entitles the Company to take appropriate disciplinary action in the event of breach or violation of the CBC, including without limitation reduction, cancelation, forfeiture or recoupment of Awards as determined by the Committee. In addition, Awards granted under this Plan shall be subject to any written clawback policy that the Company, with the approval of the Board, may adopt to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and the New York Stock Exchange and that the Company determines should apply to this Plan. A Participant's acceptance of any Award issued under this Plan will constitute such Participant's agreement to subject the Award to such potential clawback, reduction, cancelation, forfeiture or recoupment in accordance with this Section 9(m).

As described further in Part II below, since 2008, the Company's incentive compensation award agreements under the Company's stockholder-approved 2005 Long Term Incentive Plan ("***2005 LTIP***") have included provisions subjecting such awards to reduction in the event the award recipient breaches the Company's Code of Business Conduct ("***CBC***") or other specified terms and conditions of employment. *See, e.g.,* Occidental Oil and Gas Corporation Return on Assets Incentive Award Agreement (Cash-based, Cash-settled Award) and Occidental Chemical Corporation Return on Assets Incentive Award Agreement (Cash-based, Cash-settled Award) (filed as Exhibits 10.5 and 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, File No. 001-9210); Total Shareholder Return Incentive Award Agreement (Equity-based, Equity and Cash-settled Award) (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed July 21, 2009, File No. 001-9210); Long-Term Incentive Award Terms and Conditions (Equity-based, Cash-settled Award) (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, File No. 001-9210); Restricted Stock Incentive Award Terms and Conditions (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed October 14, 2010, File No. 001-9210); and Return on Capital Employed Incentive Award Terms and Conditions (Equity-based, Equity-settled Award) (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed July 26, 2013, File No. 001-9210). The CBC is publicly available on the Company's website at www.oxy.com under "Investor Relations—Governance—Code of Business Conduct." Nevertheless, the Proposal contains no recognition or acknowledgement of the clawback standard currently included in the Company's existing incentive compensation awards pursuant to the CBC. The CBC provides, in relevant part on page 6 thereof, as follows:

The Company will not tolerate violation or circumvention of any laws of the U.S. or a foreign country by an Employee during the course of employment or by any agent or representative acting on the Company's behalf, nor will the Company tolerate the disregard or circumvention of Company policies or the engagement in unethical dealings in connection with the Company's business. Employees who fail to comply with this Code of Business Conduct or to cooperate with any investigation will be subject to disciplinary action. In addition, any supervisor, manager, or officer who directs, approves or condones infractions, or has knowledge of them and does not act promptly to report and correct them in accordance with this Code of Business Conduct, will be subject to disciplinary action. Disciplinary action may include termination, referral for criminal prosecution, and reimbursement to the Company or others for any losses or damages resulting from the violation.

Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "***Dodd-Frank Act***"), codified in Section 10D of the Act, provides as follows:

Recovery of Erroneously Awarded Compensation Policy.

(a) Listing Standards. The Commission shall, by rule, direct the national securities exchanges and national securities associations to prohibit the listing of any security of an issuer that does not comply with the requirements of this section.

(b) Recovery of Funds. The rules of the Commission under subsection (a) shall require each issuer to develop and implement a policy providing:

(1) for disclosure of the policy of the issuer on incentive based compensation that is based on financial information required to be reported under the securities laws; and

(2) that, in the event that the issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws, the issuer will recover from any current or former executive officer of the issuer who received incentive based compensation (including stock options awarded as compensation) during the 3-year period preceding the date on which the issuer is required to prepare an accounting restatement, based on the erroneous data, in excess of what would have been paid to the executive officer under the accounting restatement.

Accordingly, the proposed Plan provision would give the Company the contractual right to recoup Plan awards in two specified circumstances: (i) where a Plan participant has breached the CBC by violating applicable law or Company policy or engaging in unethical conduct in the course of employment (a "***CBC Violation***"), or (ii) pursuant to a policy adopted by the Company to comply with Section 954 of the Dodd-Frank Act, which would generally require recoupment of executive officer incentive-based compensation if the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws (a "***Financial Reporting Violation***"). The Company advises the Staff that it will fully comply with the rules and regulations adopted to implement Section 954 of the

Dodd-Frank Act and Section 10D of the Act following the New York Stock Exchange's release of definitive rules thereunder no later than the applicable compliance deadline.

If the Plan is approved by the Company's Board of Directors, the Company will submit the Plan to its stockholders for approval at the Company's 2015 annual meeting of stockholders (the "***Management Proposal***"). The Company will confirm in a supplemental letter to the Staff no later than February 20, 2015 that a proposal seeking stockholder approval of the Plan, including the provisions described above, will be included in the Proxy Materials. As the Proposal would require the Executive Compensation Committee of the Company's Board of Directors or other applicable decision-making body (the "***Committee***") to entertain reimbursement of compensation in ambiguous and undefined circumstances other than those permitted by the Plan, the Proposal would directly conflict with the above-referenced provisions of the Plan, which would expressly limit the Company's contractual right to require reimbursement of incentive awards granted under the Plan to CBC Violations and Financial Reporting Violations.

The Staff has consistently permitted the exclusion of stockholder proposals under Rule 14a-8(i)(9) where stockholders voting on the stockholder proposal and a company-sponsored proposal to adopt an equity incentive plan would be facing alternative and conflicting decisions. *See, e.g., Sysco Corporation* (Sep. 20, 2013) (permitting exclusion of a proposal that would have prohibited accelerated vesting of equity awards upon a change of control where the company's proposed equity incentive plan provided for accelerated vesting in the event of a change of control); *Abercrombie & Fitch Co.* (May 2, 2005) (permitting exclusion of a proposal that stock options be performance-based where it conflicted with the terms and conditions of the company's proposal to adopt a stock option plan providing for time-based options); and *AOL Time Warner Inc.* (Mar. 3, 2003) (permitting exclusion of a proposal prohibiting issuance of additional stock options to senior executives where the terms and conditions of the company's proposal to approve a stock option plan would permit granting of stock options to all employees).

Further, with respect to a compensation recoupment proposal substantially similar to the Proposal at issue here, the Staff recently determined that such proposal could be omitted from a company's proxy materials under Rule 14a-8(a)(i)(9) because the proposal would conflict with the company's proposal to amend and restate its 2003 stock incentive plan, and inclusion of both proposals would present alternative and conflicting decisions for stockholders. *See The Boeing Company* (Feb. 25, 2014). In that case, the company's amended and restated 2003 stock incentive plan included a provision, first adopted in 2007, giving the company the contractual right to recoup compensation in specified circumstances similar to the Financial Reporting Violations described above, which the Staff agreed directly conflicted with the proposal.

In addition, as with *The Boeing Company* and the *Sysco Corporation* proposals, the Proposal unsuccessfully attempts to circumvent Rule 14a-8(i)(9) by seeking that it be implemented "prospectively." However, as in *The Boeing Company* and *Sysco Corporation*, the crux of the Proposal does not relate to the timing of implementation but to the substance of the Company's clawback policy. The Proposal promotes a policy designed to permit the Committee to seek recoupment of compensation for a wide range of real or perceived misconduct in ambiguous and undefined circumstances, or real or perceived failure to monitor others' misconduct. This policy is in direct conflict with the Management Proposal, which permits compensation recoupment only in the event of a CBC Violation or a Financial Reporting Violation. In addition, the Company has addressed through the Management Proposal the situations in which a supervisor's incentive compensation under the Plan may be subject to clawback or recoupment with respect to another individual's violation of law or company policy, which is limited to those situations where the supervisor directs, approves or condones infractions of the CBC or has knowledge of them and does not act promptly to report and correct them in accordance with the CBC. The Proposal would represent a change in these respects that conflicts directly with the Management Proposal.

For the foregoing reasons, the Company believes that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Management Proposal to be submitted to the Company's stockholders at the Company's 2015 annual meeting of stockholders and, as the Staff has consistently recognized in similar circumstances, votes on both the Proposal and the Management Proposal would present alternative and conflicting decisions for stockholders that could lead to inconsistent, ambiguous or inconclusive results.

II. The Company may exclude the Proposal pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by the Company

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by management." Exchange Act Release No. 34-12598 (Jul. 7, 1976).

For a matter presented by a proposal to have been acted upon favorably by management, it is not necessary that the proposal have been implemented in full or precisely as presented. *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). Instead, the Staff has stated that a proposal is considered substantially implemented when the company's practices are deemed consistent with the "intent of the proposal." *Aluminum Company of America* (Jan. 16, 1996). Similarly, the Staff has said that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); and *Masco Corp.* (Mar. 29, 1999). Further, proposals have been considered "substantially implemented" where a company has implemented part but not all of a multifaceted proposal. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 28, 2007); and *Columbia/HCA Healthcare Corp.* (Feb. 18, 1998) (permitting exclusion of proposal on grounds of "substantial implementation" after the company took steps to at least partially implement three of four actions requested by the proposal).

The Proponent indicates that the intent and objective of the Proposal is to improve the Company's corporate governance by permitting the recoupment of incentive compensation in the event of business-related misconduct in order to hold the Company's senior executives accountable for the Company's long-term performance. The Proposal extends to a senior executive who "either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks" and requires disclosure to stockholders of the circumstances of any decision to require or not require recoupment in situations that could potentially be covered by the proposed policy.

As mentioned above in Part I, the Company already has in place a robust set of clawback provisions and procedures that accomplish these very aims and that the Proposal fails to acknowledge or consider. As a result, stockholders voting on the Proposal would be assessing and voting on the precise wording and scope of potential provisions of future agreements without the benefit of the context in which that wording will appear, and how the provisions will relate to all other provisions of the award agreements, the 2005 LTIP or the Plan, other Company policies, relevant regulations, and regulatory guidance. While the Company's existing clawback provisions set forth in the CBC and incentive award agreements under the 2005 LTIP, as well as the requirements of Section 10D of the Act, differ in some respects from the Proposal, the clawback practices the Company already has in place (and those it will implement to comply with Section 10D of the Act) are nonetheless consistent with the main purposes of the Proposal, as described in greater detail below.

First, since 2008, previously granted incentive awards under the 2005 LTIP may, among other things, be reduced by the Company if the holder breaches the terms and conditions of the CBC or certain other specified terms of employment, such as non-disclosure and non-disparagement covenants with the Company. In this regard, the Company notes that the Proposal defines "recoupment" to specifically include "reduction." Further, the CBC permits the Company to seek "reimbursement" for any losses or damages resulting from a violation of the CBC. Both the Company's existing clawback provisions and the Proposal allow the Committee, in its judgment and discretion, to determine whether to actually pursue recoupment of the incentive compensation in a particular situation. As a result, with respect to the manner in which the Company may exercise its clawback authority, the Company's existing provisions and procedures "compare favorably" to the Proposal.

Second, the misconduct triggers that could result in clawback of incentive compensation awards under the 2005 LTIP pursuant to the CBC are substantially similar to those included in the Proposal. For example, awards granted under the 2005 LTIP are subject to clawback in the event of a "violation or circumvention of any laws of the U.S. or a foreign country" or due to "disregard or circumvention of Company policies or the engagement in unethical dealings" during the course of employment with the Company, while the Proposal would permit clawback if "there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company." Further, the Company has the authority under its existing clawback provisions pursuant to the CBC to recoup incentive compensation awards held by a supervising employee where such individual "directs, approves, or condones infractions, or has knowledge of them and does not act promptly to report and correct them." Although this is not identical to the language in the Proposal that would permit recoupment of incentive pay of a senior executive who "failed in his or her responsibility to manage or monitor conduct or risks," the standard in the Company's existing clawback provisions pursuant to the CBC already addresses the Proposal's underlying concerns related to supervisors in a more clearly defined and unambiguous manner.

Third, with regard to the disclosure-related aspects of the Proposal, the Company, like all public companies, is subject to extensive requirements on disclosure of compensation arrangements. The Proposal would require the Company to disclose any decision made by the Committee as to whether or not to exercise a clawback right in any situation potentially covered by the proposed policy, even where the relevant employee action would be immaterial to the Company or even the employee's business unit. The disclosure requirement under the Proposal would apply regardless of whether the Company or the Committee considered the clawback determination to be material information for holders of the Company's securities or whether the rules of the Commission would otherwise require disclosure. Disclosure decisions, which balance legal requirements, the need and right of stockholders to receive information, confidentiality concerns and commercial considerations, among other matters, are made by management based on the particular facts and circumstances of a given situation. Nevertheless, the Company believes, with respect to the Company's named executive officers, that virtually any determination to recover an award would be disclosed in the Compensation Discussion and Analysis and applicable executive compensation tables included in the proxy statement for the relevant year in accordance with the Commission's existing compensation disclosure requirements. There are numerous precedents where the Staff has permitted the exclusion of stockholder proposals that have been substantially implemented through compliance with applicable laws and regulations. *See, e.g., Verizon Communications Inc.* (Feb. 21, 2007) (proposal that company disclose relationship between each independent director and the company that the board considered when determining such director's independence is excludable as substantially implemented because Item 407 of Regulation S-K requires disclosure of each nominee for director that is independent under stock exchange standards and the transactions considered by the board in reaching that conclusion); *Eastman Kodak Co.* (Feb. 1, 1991) (proposal that company disclose in annual report all fines exceeding $100,000 is excludable as substantially implemented because Item 103 of Regulation S-K requires disclosure of certain legal proceedings and related matters). The Company believes that the disclosure required by the U.S. securities laws and the Commission's rules compares favorably to the disclosure policy called for by the Proposal.

Fourth, as discussed above in Part I, the Company is subject to Section 954 of the Dodd-Frank Act and Section 10D of the Act, which require each issuer to develop and implement a clawback policy with respect to incentive-based compensation. Although the Commission has not yet adopted detailed rules regarding implementation of such a clawback policy, the key requirements of such policy are provided in Section 10D of the Act. The Commission has granted no-action relief when a proposal would be substantially implemented pursuant to a law or statutory enactment currently in place or that would take effect shortly after the annual meeting. In *Altera Corporation* (Mar. 17, 2005), a proposal requesting that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company was excludable because such expensing was legally required shortly after the annual meeting. *See also Bank of America Corporation* (Jan. 14, 2008); and *Wal-Mart Stores, Inc.* (Mar. 28, 2007) (regarding disclosure already required under Commission disclosure rules). Although there are certain aspects of the Proposal that diverge from the provisions of Section 10D of the Act—in some cases resulting in a broader policy (*e.g.*, Section 10D mandates the clawback of incentive based compensation in certain specified circumstances) and in other cases resulting in a slightly narrower policy (*e.g.*, Section 10D limits the compensation subject to clawback to a three-year look back period)—these deviations do not alter the essential objective of the Proposal, which is the recovery of erroneously awarded compensation.

Based on the foregoing, the Company believes that its current clawback provisions and procedures fulfill the essential objective of, and are substantially similar to, the Proposal and, viewing the Proposal as a whole, that the Company has already substantially implemented the main purpose and intent of the Proposal. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(10).

III. The Company may exclude the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has determined that proposals may be excluded pursuant to Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sep. 15, 2004). The Staff has also noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

The Staff has consistently permitted the exclusion of stockholder proposals related to executive compensation that failed to define or sufficiently explain key terms or are subject to materially different interpretations such that neither stockholders nor the company are able to determine with reasonable certainty exactly what actions the proposal requires. *See, e.g., Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was insufficiently defined); *General Motors Corp.* (Mar. 26, 2009) (permitting exclusion of a proposal seeking elimination of incentives for CEO and directors based on failure to define "incentives"); *Verizon Communications, Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal seeking short- and long-term award criteria because the proposal failed to define key terms, set forth adequately defined formulas for calculating awards or otherwise explain how the proposal would be implemented); and *Prudential Financial, Inc.* (Feb. 16, 2006) (permitting exclusion of a proposal seeking stockholder approval of "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis").

The Proposal at issue here purports to require the Committee to consider recoupment of a senior executive's compensation whenever (emphasis added):

- There has been "misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company" and
- The senior executive either "committed the misconduct or failed in his or her responsibility to *manage or monitor conduct or risks*."

However, the Proposal fails to define "significant financial or reputational harm" or explain what constitutes a failure to "manage or monitor conduct or risks." Each of these undefined and unexplained requirements could result in a variety of materially different interpretations such that neither stockholders nor the Company can be expected to determine with reasonable certainty exactly what actions or measures the Proposal requires.

A. "Significant Financial or Reputational Harm"

Stockholders may reasonably read "significant" as either synonymous with "material" (which would likely require a financial restatement to be filed with the Commission) or as involving a much lower threshold. Given that the consequences of that determination could include the need for a potentially lengthy and burdensome formal Committee recoupment review (especially when a financial restatement is not required to be filed with the Commission), a clear understanding of what constitutes "significant" harm under the language of the Proposal is crucial to carrying out the intended result of the Proposal.

Similarly, the Proposal provides no guidance regarding how "reputational" harm might be measured or quantified. The Company has an established reputation with many different constituencies, including but not limited to customers, competitors, stockholders, suppliers and the general public. The Proposal does not provide any guidance regarding whose perception of the Company's reputation needs to be diminished or by how much for a formal Committee recoupment review to be triggered. Not only would it be impossible for stockholders to evaluate this standard, it would be impossible for the Company or the Committee to reliably assess whether it was in compliance with such policy if implemented.

B. "Manage or Monitor Conduct or Risks"

The Proposal does not explain the meaning of "manage" or "monitor" or what "conduct" or "risks" the Committee must review. As a threshold matter, the Proposal does not specify whose "conduct" and "risks" are intended to be covered. The language of the Proposal does not even require that such "conduct" or "risks" relate to the Company and establishes no relationship between the "fail[ure] to manage or monitor conduct or risks" and the "misconduct" referred to earlier in the Proposal. Additionally, while the language of the Proposal provides that the recoupment decision is at the Committee's discretion, the Committee appears obligated to conduct a recoupment review any time the language is implicated. Under one possible reading, misconduct by a third party that results in "significant" harm to the Company could automatically trigger a required formal Committee recoupment review on the basis that all senior executives involved, directly or indirectly, in the third party's actions on the Company's behalf could be reasonably viewed as having "failed...to manage...conduct or risks," even if they had acted diligently and reasonably at all times. Alternatively, stockholders could also reasonably interpret this phrase as requiring some definable nexus between a senior executive's conduct and the misconduct in question. Under this latter reading, however, the Proposal includes no guidance as to what standard of conduct (*e.g.*, negligence or gross negligence) would constitute a "fail[ure] in his or her responsibility." As a result, the universe of "conduct" or "risks" to be addressed, and what would constitute a "fail[ure] to manage or monitor" them, are key elements of the Proposal that are not sufficiently defined.

This Proposal is distinguishable from other recent stockholder proposals addressing a similar subject matter. In *McKesson Corp.* (May 17, 2013) and *Bank of America Corp.* (Mar. 8, 2011), the Staff did not concur with the exclusion under Rule 14a-8(i)(3) of proposals requesting amendments to company clawback policies. However, neither of those proposals required actions based on "significant financial or reputational harm" and/or a failure to "manage or monitor conduct or risks." Rather, the proposed changes in *McKesson Corp.* involved the elimination of requirements in the company's existing policy that misconduct covered by the policy be "intentional" or result in "material" impacts on the company's financial results. Similarly, the *Bank of America Corp.* proposal required that any recoupment reviews be tied to "financial or operating metric(s)" and did not purport to require such review based on "reputational harm" or monitoring of "conduct or risks" that lacked any explicit or implicit link to company performance.

The Proposal contains a number of other provisions that are vague and susceptible to multiple interpretations. For instance, the Proposal purports to apply to "senior executives" but does not indicate what individuals this designation is intended to cover – is it "executive officers" as defined by Rule 3b-7 under the Act, "officers" as defined by Rule 16a-1(f) under the Act or individuals holding certain titles within the Company? The Proposal also does not specify the scope of "incentive compensation" subject to the proposed policy, such as whether this phrase picks up all cash bonus and equity-based compensation or only cash bonuses and equity-based compensation that are subject to performance-based metrics, whether there is any time limit on the Company's ability to seek recovery of previously paid amounts (other than the statement that the policy would "operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect"), or the amount of compensation subject to recoupment. The Proposal also calls for disclosure of the circumstances of any decision to require or not require recoupment potentially covered by the policy, but does not indicate what the disclosure would entail – for example, would the disclosure include the name of the individual(s) involved, the nature of the improper behavior and the amount, if any, to be recovered? Stockholders voting on the Proposal, and the Company in implementing the Proposal, may have very different views on what the disclosure would cover, and the Proposal provides no guidance on this subject.

Given that the Proposal fails to define certain key terms integral to its practical application, the Company believes that neither stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Further, any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by stockholders voting on the Proposal. As such, the Company believes that the Proposal may be omitted in reliance on Rule 14a-8(i)(3).

CONCLUSION

For the reasons discussed above, the Company believes that it may omit the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(9), Rule 14a-8(i)(10) and Rule 14a-8(i)(3). The Company therefore respectfully requests that the Staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal, or should the Staff desire any additional information in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. Please do not hesitate to contact the undersigned at (713) 215-7550. Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (Oct. 18, 2011), the Company requests respectfully that, in the interest of time, the Staff send a copy of its response via email to the undersigned at Nicole_Clark@oxy.com and to the Proponent at FISMA & OMB Memorandum M-07-16***

Sincerely,



Nicole E. Clark

NEC:nv
Enclosures
cc: Marcia E. Backus
John R. Chevedden

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Donald de Brier
Occidental Petroleum Corporation (OXY)
10889 Wilshire Boulevard
Los Angeles, California 90024
Phone: 713-215-7000
Fax: 713-215-7095

Dear Mr. de Brier,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to **FISMA & OMB Memorandum M-07-16** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,





John Chevedden — Date

FISMA & OMB Memorandum M-07-16

cc: Linda Peterson <linda_peterson@oxy.com>
Associate General Counsel
PH: 310-443-6189
FX: 310-443-6737
FX: 310-443-6977
Norma Valadez <Norma_Valadez@oxy.com>
Renée E. Becnel <Renee_Becnel@oxy.com>

[OXY: Rule 14a-8 Proposal, October 20, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported there was $20 million in 2013 total realized pay for Stephen Chazen. GMI said unvested equity awards would not lapse upon CEO termination and CEO perks were excessive relative to peers.

Our chairman Edward Djerejian had 18-years long-tenure which detracts from director independence in a position that demands a higher level of independence. GMI said there was not one independent director who had general expertise in risk management, based on GMI's standards.

GMI said Occidental's environmental impact disclosure practices were significantly worse than its peers. Occidental had not identified specific environmental impact reduction targets. Occidental had not implemented OHSAS 18001 as its occupational health and safety management system.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



Occidental Petroleum Corporation

Nicole E. Clark
Associate General Counsel

5 Greenway Plaza, Suite 110, Houston, Texas 77046
Telephone 713.215.7550 Fax 713.985.8736

October 21, 2014

VIA FEDERAL EXPRESS AND
VIA EMAIL

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal for 2015 Annual Meeting

Dear Mr. Chevedden:

I am writing to acknowledge receipt of the proposal you submitted on October 20, 2014 by email for the 2015 Annual Meeting of the Stockholders of Occidental Petroleum Corporation.

Once again, as we have asked in prior years, pursuant to subparagraphs (b) and (f) of Rule 14a-8 under the Securities Exchange Act of 1934 (a copy of which is included herewith), please provide the following ownership verification information:

1. If your shares are held by a DTC participant or an affiliate of a DTC participant, a written statement from the record holder of shares (a) confirming that it is a DTC participant or an affiliate of a DTC participant, and (b) verifying the number of shares held for you as of October 20, 2014 and that it has held at least the required amount of Occidental Common Stock (at least $2,000 in market value, or 1% of Occidental Common Stock) for you continuously for at least one year prior to and including October 20, 2014, the date of submission of your proposal.

2. If your shares are held through a broker or bank or other entity that is not a DTC participant or an affiliate of a DTC participant, (a) a written statement from the holder verifying the number of shares held for you as of October 20, 2014 and that it has held at least the required amount of Occidental Common Stock (at least $2,000 in market value, or 1% of Occidental Common Stock) for you continuously for at least one year prior to and including October 20, 2014, the date of submission of your proposal and (b) an additional written statement of ownership from the DTC participant (or an affiliate thereof) verifying the holdings of that holder continuously for at least one year prior to and including October 20, 2014, the date of submission of your proposal.

All statements must be postmarked or transmitted electronically no later than fourteen days from the date you receive this notification. If we do not receive the statement(s), we will seek to have the proposal excluded on the basis of eligibility.

If you have any questions, please do not hesitate to contact me.

Very truly yours,



Nicole E. Clark

NEC:nv

cc: Marcia E. Backus
Jenarae N. Garland

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045



OXY

Post-it® Fax Note 7871	Date 10-22-14	# of pages ▶
To Linda Peterson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 310-443-6977	Fax #	

October 22, 2014

John R. Chevedden
FISMA & OMB Memorandum M-07-16

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares of AutoNation Inc. (CUSIP: 05329W102, trading symbol: AN), no fewer than 50.000 shares of DTE Energy Company (CUSIP: 233331107, trading symbol: DTE), no fewer than 60.000 shares of BorgWarner, Inc. (CUSIP: 099724106, trading symbol: BWA), no fewer than 50.000 shares of Occidental Petroleum Corp. (CUSIP: 674599105, trading symbol: OXY), no fewer than 50.000 shares of O'Reilly Automotive, Inc. (CUSIP: 67103H107, trading symbol: ORLY) and no fewer than 50.000 shares of Praxair, Inc. (CUSIP: 74005P104, trading symbol: PX) since July 1, 2013 (in excess of fifteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W968145-22OCT14



Occidental Petroleum Corporation

Nicole E. Clark
Associate General Counsel

5 Greenway Plaza, Suite 110, Houston, Texas 77046
Telephone 713.215.7550 Fax 713.985.8736

December 19, 2014

VIA FEDERAL EXPRESS AND
VIA EMAIL

FISMA & OMB Memorandum M-07-16

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal for 2015 Annual Meeting

Dear Mr. Chevedden:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2015 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Sincerely,

Nicole E. Clark

NEC:nv
Enclosures
cc: Marcia E. Backus